Exhibit 99.1

Corporación América Airports S.A. Société Anonyme, 128, Boulevard de la Pétrusse L-2330 Luxembourg Grand Duchy of Luxembourg R.C.S. Luxembourg B174140

Dear Shareholders,

We are pleased to invite you to attend the annual general meeting of the shareholders (the Meeting) of Corporación America Airports S.A. (the Company), to be held on Tuesday, May 23, 2023, at the Company's registered office located at 128, Boulevard de la Petrusse, L-2330 Luxembourg, Grand Duchy of Luxembourg. The Meeting will begin at 12:00 pm (Luxembourg time).

The Board of Directors of the Company has fixed April 21, 2023, as the record date for the Meeting, and only holders of record of shares at such date will be entitled to notice of and vote at the Meeting or any adjournment or postponement thereof.

At the Meeting you will hear a report on the Company's business, financial condition and results of operation and will be able to vote on various matters, including the approval of the Company's financial statements.

Because the Company is a Luxembourg company, its affairs are governed by the provisions of the laws of the Grand Duchy of Luxembourg (the Luxembourg Laws).

Under the provisions of the Luxembourg Laws, the Company's accounts for the financial year ended on December 31, 2022 must be submitted to shareholders on a consolidated basis in accordance with International Financing Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the consolidated financial statements in accordance with IFRS as issued by the IASB and endorsed by the European Union (EU) and the annual accounts in accordance with the generally accepted accounting principles of Luxembourg.

Enclosed with this mailing are the Convening Notice to the Meeting and a proxy card relating thereto. Copies of the IASB and the EU IFRS consolidated financial statements of the Company for the financial year ended on December 31, 2022, the Company's annual accounts as of December 31, 2022 together with the relevant management report and the independent auditor's report are available at http://investors.corporacionamericaairports.com/Annual-Meeting.

The directors' compensation policy setting out the compensation system for the current and future directors of the Company is also available at http://investors.corporacionamericaairports.com/Annual-Meeting.

Please promptly mark, sign, date and return the enclosed proxy card in the postage-paid envelope so that your shares can be voted at the Meeting.

Please mail your proxy promptly to ensure that your proxy will be received in lime for the Meeting.

It is very important that you read the accompanying materials carefully and note the requirements you must satisfy to attend and/or vote your shares at the Meeting.

Yours sincerely,

/s/ Martín Francisco Antranik Eurnekian	/s/ Máximo Luis Bomchil
Martín Francisco Antranik Eurnekian	Máximo Luis Bomchil
Director and CEO	Director and chairperson of the Board

March 2023

Corporación América Airports S.A.

Société anonyme

128, Boulevard de la Pétrusse

L-2330 Luxembourg

Grand Duchy of Luxembourg

R.C.S Luxembourg: B 174140

CONVENING NOTICE TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held in the Grand Duchy of Luxembourg on May 23, 2023

The board of directors (the Board) of Corporación América Airports S.A. (the Company) hereby convenes all shareholders to the annual general meeting of the shareholders of the Company (the Meeting), which shall be held:

on	May 23, 2023
at	12 p.m. CEST
at	128, Boulevard de la Pétrusse, L-2330 Luxembourg, Grand Duchy of Luxembourg in accordance with article 11.2 of the articles of association of the Company (the Articles).

The agenda of the Meeting is set as follows:

Agenda for the Meeting

1.	Presentation of the annual accounts of the Company for the financial year ended December 31, 2022 (the 2022 Financial Year), of the consolidated financial statements for the 2022 Financial Year as well as the management report and independent auditor’s report for the 2022 Financial Year.

The Board presents to the shareholders of the Company the International Accounting Standards Board (IASB) and the European Union International Financing Reporting Standards (EU IFRS) consolidated financial statements of the Company for the 2022 Financial Year and the Company’s annual accounts for the 2022 Financial Year (together, the Financial Statements), the management report and independent auditor’s report for the 2022 Financial Year.

No vote required.

2.	Approval of the Financial Statements and the management report and acknowledgement of the independent auditor’s report.

The Board proposes to the Meeting to approve the Financial Statements, the management report and acknowledge the report of the independent auditor relating thereto in accordance with article 461-7 of the Luxembourg Act on Commercial Companies dated August 10, 1915, as amended (the Companies Act).

3.	Allocation of results for the 2022 Financial Year.

The Board proposes to the Meeting to acknowledge that the Company has made a profit with respect to the 2022 Financial Year in an aggregate amount of US$ 51,907,296.74 (fifty-one million nine hundred seven thousand two hundred ninety-six US dollars and seventy-four cents) (the Profit).

The Board proposes to the Meeting to allocate 5% of the Profit made during the 2022 Financial Year and therefore to allocate an amount of US$ 2,595,364.84 (two million five hundred ninety-five thousand three hundred sixty-four US dollars and eighty-four cents) to the legal reserve, in accordance with article 461-1 of the Companies Act.

The Board proposes to set-off a portion of the losses brought forward in an amount of US$ 61,298,998.70 (sixty-one million two hundred ninety-eight thousand nine hundred ninety-eight US dollars and seventy cents) incurred by the Company during the previous financial years against the remainder of the Profit in an amount of US$ 49,311,931.90 (forty-nine million three hundred eleven thousand nine hundred thirty-one US dollars and ninety cents).

4.	Discharge (quitus) of the members of the Board for the exercise of their mandate for the 2022 Financial Year.

The Board proposes to the Meeting to grant discharge (quitus) to the members of the Board for the performance of their duties as members of the Board for, and in connection with, the 2022 Financial Year.

5.	Appointment of the members of the Board for a mandate which will end at the occasion of the approval of the annual accounts of the Company for the financial year ending on December 31, 2025

The Board proposes to the Meeting to re-appoint the following persons as members of the Board for a mandate which will end at the occasion of the approval of the annual accounts of the Company for the financial year ending on December 31, 2025:

i.	BOMCHIL, Máximo Luis, director, born in Ciudad Autónoma de Buenos Aires, Argentina, on May 13, 1950 and with professional address at Av. Corrientes 420, C1043AAR, Ciudad Autónoma de Buenos Aires, Argentina;

ii.	EURNEKIAN, Martín Francisco Antranik, director, born in Ciudad Autónoma de Buenos Aires, Argentina, on November 28, 1978 and with professional address at Ruta 101 Km 19.95, 14000, Canelones, Uruguay;

iii.	ARENDT, David, director, born in Luxembourg-City, Grand Duchy of Luxembourg, on April 4, 1953 and with professional address at 19, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg;

iv.	MARX, Daniel, director, born in Paysandú, Uruguay, on April 16, 1953 and with professional address at Av. Corrientes 222, piso 12, C1043AAP, Ciudad Autónoma de Buenos Aires, Argentina;

v.	McGEOCH, Roderick Hamilton, director, born in Albury, Australia, on October 2, 1946 and with professional address at 62, Wallis St Woollahra, 2025 Sydney, Australia;

vi.	MONTAGNA, Carlo Alberto, director, born in Pavia, Italy, on February 27, 1964 and with professional address at 19, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg;

vii.	PECHON, Valérie, director, born in Caracas, Venezuela, on November 10, 1975 and with professional address at 8, rue de la Grève, L-1643 Luxembourg, Grand Duchy of Luxembourg.

6.	Approval, authorization and, to the extent necessary, ratification of the remuneration of the members of the Board.

The Board proposes to the Meeting to approve, authorize and, to the extent necessary, ratify the gross remuneration for the members of the Board, for the performance of their duties in connection with their mandate as directors of the Company during the 2022 Financial Year, to an aggregate amount of EUR 362,500 (three hundred and sixty-two thousand five hundred euros).

7.	Approval, authorization and, to the extent necessary, ratification of the renewal and amendment of the directors’ compensation policy setting out the compensation system for the current and future directors of the Company (the Directors’ Compensation Policy).

The Board proposes to the Meeting to approve, authorise and, to the extent necessary, ratify the Directors’ Compensation Policy for the period starting on the date of this Meeting until the earliest of (i) the Company’s shareholders annual general meeting to be held in 2026 which will resolve on the annual accounts of the Company for the financial year ending on December 31, 2025, or (ii) the third anniversary as from the date of this Meeting.

8.	Appointment of the independent auditor (cabinet de révision agréé) for the financial year ending December 31, 2023.

The Board proposes to the Meeting to appoint PricewaterhouseCoopers as independent auditor (cabinet de révision agréé) for the establishment of the annual accounts and consolidated financial statements of the Company for the financial year ending December 31, 2023, and to grant power and authority to the Board to enter into the relevant agreement (in accordance with market standards) with PricewaterhouseCoopers.

9.	Renewal of the authorised share capital of the Company.

The Board proposes to the Meeting to renew the authorised capital provisions set out in the Articles authorising the Board to increase the share capital of the Company in the same terms as they currently stand but the starting date of the authorization period, and to consequently amend article 5.5(b) of the Articles, so that it shall henceforth read as follows:

“(b) Terms of the authorisation

The Board is authorised, during a period starting on May 23, 2023, regardless of the date of publication of such deed, and expiring on the fifth anniversary of such date (the Period), to increase the current share capital up to the Authorised Capital Amount, in whole or in part from time to time: (i) by way of issuance of shares in consideration for a payment in cash, (ii) by way of issuance of shares in consideration for a payment in kind, and/or (iii) by way of capitalisation of distributable profits and reserves, including share premium.

The Board is authorised to determine the terms and conditions attaching to any subscription and issuance of shares pursuant to the authority granted under this Article 5.5, including by setting the time and place of the issuance or the successive issuances of shares, the issue price, with or without share premium, and the terms and conditions of payment for the shares under any documents and agreements including, without limitation, convertible loans, option agreements or stock option plans.

During the Period, the Board is authorised to issue convertible bonds, or any other convertible debt instruments, bonds carrying subscription rights or any other instruments entitling their holders to subscribe for or be allocated with shares, such as, without limitation, warrants (the Instruments), within the limits of the Authorised Capital Amount. The issuance of the shares to be issued following the exercise of the rights attached to the Instruments may be carried out by a payment in cash, a payment in kind or a capitalisation of distributable profits and reserves, including share premium during or after the Period.

The Board is authorised to (i) determine the terms and conditions of the Instruments, including the price, the interest rate, the exercise rate, conversion rate or the exchange rate, and the repayment conditions, and (ii) issue such Instruments.”.

If approved, the amendment to article 5.5(b) of the Articles proposed here above shall be enacted by a Luxembourg notary in the course of the Meeting.

10.	Amendment of the number of executive committee (comité de direction) members of the Company.

The Board proposes to the Meeting to amend the number of executive committee (comité de direction) members of the Company, and to consequently amend the first paragraph of article 16.2. of the Articles, so that it shall henceforth read as follows:

“The management of the Company shall be delegated to an executive committee (comité de direction), consisting of a maximum of five (5) members including, inter alia, a Chief Executive Officer, a Chief Financial Officer, a Head of Legal and Compliance and other members of the senior management, designated from time to time by the Board.”.

If approved, the amendment to the first paragraph of article 16.2. of the Articles proposed here above shall be enacted by a Luxembourg notary in the course of the Meeting.

11.	Amendment to the signatory powers in respect of the daily management.

The Board proposes to the Meeting to amend the signatory powers in respect of the daily management, and to consequently amend article 17.2. of the Articles, so that it shall henceforth read as follows:

“In respect of the daily management, the Company will be bound towards third parties by the joint signatures of the persons appointed to that effect in accordance with Article 16.1 or by the joint signature of the daily manager (délégué à la gestion journalière) together with the signature of any member of the executive committee (comité de direction).”

If approved, the amendment to article 17.2. of the Articles proposed here above shall be enacted by a Luxembourg notary in the course of the Meeting.

12.	Amendment of the term “chairman” to “chairperson” in the Articles

The Board proposes to the Meeting to amend any reference to “chairman” to “chairperson” in the Articles, and to consequently amend the relevant articles in the Articles.

If approved, the amendment of the relevant articles in the Articles shall be enacted, together with the amendments resulting from resolution(s) 9 through 12 above, to the extent such resolutions have been approved, by a Luxembourg notary in the course of the Meeting.

The text of the draft consolidated Articles, including the proposed amendments as referred to in the above agenda, will be available on the Company’s website at http://investors.corporacionamericaairports.com/Annual-Meeting and at the Company’s new registered office in the Grand Duchy of Luxembourg, as of the day of the publication of this convening notice.

All matters of the above agenda are ordinary matters, except for agenda items 9 through 12 (inclusive), which are extraordinary matters. In that regard, we refer to the quorum and voting requirements described in the following paragraph.

I.	Quorum; Votes Required; Board Recommendation

The amendments to the Articles proposed under items 9 through 12 (inclusive) of the above agenda are extraordinary matters. Article 11.4 of the Articles requires a quorum or representation of at least one half of the issued share capital of the Company at the Meeting. In the event that this quorum is not present, a second general meeting may be convened pursuant to an announcement filed with the Luxembourg Trade and Companies Register (Registre de commerce et des sociétés de Luxembourg) and published in the Luxembourg Official Gazette (Recueil électronique des sociétés et associations) and in a Luxembourg newspaper at least 15 (fifteen) calendar days before the relevant meeting. Such convening notice shall set forth the agenda and indicate the date and results of the Meeting. The second general meeting shall deliberate validly regardless of the proportion of the share capital represented.

Approval of each of the proposed agenda items require the affirmative vote of a simple majority of votes validly cast on each resolution by shareholders entitled to vote at the Meeting, except with regard to the proposed agenda items 9 through 12 (inclusive), which require the affirmative vote of at least two-thirds of votes validly cast for each resolution by each shareholders entitled to vote at the Meeting.

In calculating the majority with respect to any resolution at the Meeting or the second general meeting, the votes cast shall not include the votes relating to shares on which the shareholder abstains from voting, casts a blank (blanc) or spoilt (nul) vote or does not participate.

The Board unanimously recommends a vote “FOR” the approval of each of the above agenda items to be presented at the Meeting.

II.	Total amount of shares

The Board has fixed the close of business on April 21, 2023 as the record date (the Record Date) for the Meeting. As of the date of this convening notice, the Company has 163,222,707 common shares issued. Each common share entitles its holder to one vote.

III.	Available information and documentation

The following information is available on the Company’s website at http://investors.corporacionamericaairports.com/Annual-Meeting and at the Company’s new registered office in the Grand Duchy of Luxembourg, as of the day of the publication of this convening notice:

a)	full text of any document to be made available by the Company at the Meeting, including draft resolutions in relation to the above agenda items proposed to be adopted at the Meeting (i.e. inter alia the IASB and the EU IFRS consolidated financial statements of the Company and the Company’s annual accounts, the management report and the independent auditor’s reports);

b)	this convening notice;

c)	the draft consolidated Articles;

d)	the Directors’ Compensation Policy; and

e)	the proxy card referred to below.

IV.	Important information for shareholders

The Meeting shall be conducted in accordance with the voting requirements of the Companies Act. Only registered shareholders of our common shares as of the Record Date will be entitled to notice of and vote at the Meeting or any adjournment or postponement thereof.

Any shareholder who holds one or more share(s) of the Company on the Record Date shall be admitted to the Meeting and may attend the Meeting in person or vote by proxy.

Attached to this notice is a proxy card which each shareholder must complete in order to vote his/her/its shares by proxy. Proxy cards must be received by no later than 06:00 a.m. Luxembourg time on May 18, 2023, in order for such votes to count.

Documents and information required by law, including, amongst others, copies of the Financial Statements of the Company for the 2022 Financial Year and the Company’s annual accounts for the 2022 Financial Year, together with the relevant management report and independent auditor’s report, are available in the investors section on the Company’s website under http://investors.corporacionamericaairports.com/Annual-Meeting. They may also be obtained free of charge at the Company's registered office in Luxembourg.

The Directors’ Compensation Policy setting out the compensation system for the current and future directors of the Company is available in the investors section on the Company’s website under http://investors.corporacionamericaairports.com/Annual-Meeting. They may also be obtained free of charge at the Company's registered office in Luxembourg.

V.	Procedures for attending the Meeting and Voting by Proxy

Any shareholder who holds one or more shares of the Company on the Record Date shall be admitted to the Meeting and may attend the Meeting in person or through his duly appointed attorney-in-fact, or vote by proxy.

Any attorney-in-fact representing a shareholder must properly file a valid power-of-attorney no later than 06:00 a.m. Luxembourg time on May 18, 2023 at the address indicated below.

In the case of shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such entity must present evidence of their authority to attend and vote at the Meeting, by means of a proper document (such as a special power-of-attorney) issued by the respective entity. A copy of such power-of-attorney or other proper document should be filed no later than 06:00 a.m. Luxembourg time on May 18, 2023 at the address indicated below.

Address for filing powers-of-attorney:

Corporación América Airports S.A.

Attention: Ana Becerra

128, Boulevard de la Pétrusse
L-2330 Luxembourg

Grand Duchy of Luxembourg
contact@corporacionamericaairports.com
ana.becerra@caairports.com

To vote by proxy, holders of shares must complete and return the proxy cards in the postage-paid envelope. In order for such votes to count, proxy cards must be received no later than 06:00 a.m. Luxembourg time on May 18, 2023.

If you complete and return a proxy card directing how to vote your shares, the individuals named as proxies will vote your shares in the manner indicated in your completed proxy card. If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares

"FOR" each of the proposed items identified in the above agenda.

If you hold your shares through a brokerage account, please contact your broker to receive information on how you may vote your shares.

Yours sincerely,

/s/ Martín Francisco Antranik Eurnekian	/s/ Máximo Luis Bomchil
Martín Francisco Antranik Eurnekian	Máximo Luis Bomchil
Director and CEO	Director and chairperson of the Board